# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: VYNE Therapeutics Inc., CIK 0001566044
CUSIP: 92941V308
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 685 Route 202/206 N., Suite 301, Bridgewater, New Jersey (NJ), 08807
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000929638-23-00308
Filed by CIK 0001583977

## Reporting persons
- Cormorant Asset Management, LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,849,590; sole dispositive power 0; shared dispositive power 1,849,590; aggregate amount beneficially owned 1,849,590 (9.99% of the class)
- Bihua Chen: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,849,590; sole dispositive power 0; shared dispositive power 1,849,590; aggregate amount beneficially owned 1,849,590 (9.99% of the class)

## Item 1. Issuer
Name of issuer: VYNE Therapeutics Inc.
Address of issuer's principal executive offices: 685 Route 202/206 N., Suite 301, Bridgewater, New Jersey, 08807

## Item 2. Person Filing
Name of person filing:
Cormorant Asset Management, LP
Bihua Chen
Address of principal business office or, if none, residence:
200 Clarendon Street, 52nd Floor
Boston, MA 02116
Citizenship:
Cormorant Asset Management, LP - Delaware
Bihua Chen - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 1,849,590 shares
Percent of class: 9.99
Sole power to vote or to direct the vote: 0 shares
Shared power to vote or to direct the vote: 1,849,590 shares
Sole power to dispose or to direct the disposition: 0 shares
Shared power to dispose or to direct the disposition:
1,849,590 shares

This Schedule 13G amendment is being filed to correct an inadvertent error in the number of shares reported as beneficially owned in the Schedule 13G filed by the Reporting Persons on May 15, 2025.

The Reporting Persons' holdings reported herein reflect shares of common stock of the Issuer ("Common Stock") issuable upon the exercise of pre-funded warrants (the "Warrants"); provided that the Warrants may not be exercised if such exercise would cause the holder, together with its affiliates, to beneficially own in excess of 9.99% of the number of shares of the Issuer's Common Stock then outstanding. The Warrants would be exercisable for up to 3,060,143 shares of Common Stock, subject to the limitation on exercise. If not for such limitation on exercise, the Reporting Persons would beneficially own in excess of 9.99% of the Issuer's Common Stock.

The percentages reported herein with respect to the Reporting Persons' holdings are calculated based upon a statement in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended on March 31, 2025, as filed with the Securities and Exchange Commission on May 8, 2025, that there were shares of 16,664,892 Common Stock of the Issuer outstanding as of May 1, 2025.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: In addition, Cormorant Global Healthcare Master Fund, LP, a private investment vehicle for which Cormorant Asset Management, LP serves as investment adviser, would have the right to receive and/or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than five percent of the Common Stock, upon the exercise of the above-described Warrants.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
99.1 Joint Filing Statement, incorporated by reference to the Joint Filing Statement included with the Schedule 13G amendment filed by the Reporting Persons on May 15, 2025.

## Signatures
- Cormorant Asset Management, LP: By: /s/ Bihua Chen, Bihua Chen, Managing Member (05/19/2025)
- Bihua Chen: /s/ Bihua Chen, Bihua Chen (05/19/2025)